UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

_______________________________

AMENDMENT NO. 3

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)
_______________________________

Date of end of last fiscal year: March 31, 2026
_______________________________

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

David Brulotte

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Guillaume Pichard
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2026 (the "Annual Report") as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibit:

(99.4)	Public Accounts 2025-2026, volume 1, Consolidated Financial Statements of the Gouvernement du Québec for the fiscal year ended March 31, 2026.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 3 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Gino Ouellet

Name:	Gino Ouellet

Title:	Director General

Date: July 22, 2026